12/18

06019468

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Abitibi Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

FILE NO. 82- 04749

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/22/06

FILE No.
82-4749

9-30-06
AR/S

Northern Abitibi Mining Corp.
Consolidated Financial Statements
September 30, 2006

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

November 23, 2006

Auditors' Report

To the Shareholders of
Northern Abitibi Mining Corp.

We have audited the consolidated balance sheets of **Northern Abitibi Mining Corp.** as at September 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Northern Abitibi Mining Corp.
Consolidated Balance Sheets

September 30		2006	2005
ASSETS			
Current			
Cash and cash equivalents		$ 525,629	$ 634,131
Accounts receivable		5,233	1,446
Prepaids		15,949	3,110
		546,811	638,687
Other	Note 3	9,628	8,260
Mineral properties	Note 4	65,180	45,978
		$ 621,619	$ 692,925
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 16,735	$ 13,487
Due to related parties	Note 9	4,278	5,435
		21,013	18,922
SHAREHOLDERS' EQUITY			
Capital stock	Note 5	9,143,390	9,008,231
Warrants	Note 5	279,779	307,000
Contributed Surplus	Note 5	298,467	183,206
Deficit		(9,121,030)	(8,824,434)
		600,606	674,003
		$ 621,619	$ 692,925

Commitments Note 10

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Consolidated Statements of Operations and Deficit

Years Ended September 30	2006	2005
Expenses		
General and administrative Note 7	**80,884**	37,685
Reporting to shareholders	**30,919**	12,236
Professional fees	**20,682**	29,575
Stock exchange and transfer agent fees	**10,151**	10,660
Foreign exchange loss	**4,330**	13,766
	(146,966)	(103,922)
Other Income (Expense)		
Interest	**13,883**	6,117
Mining duties	**-**	4,883
Abandonments and mineral property write-down Note 4	**(163,513)**	(3,762)
Loss for the year	**(296,596)**	(93,684)
Deficit, beginning of year	**(8,824,434)**	(8,727,750)
Deficit, end of year	**$ (9,121,030)**	$ (8,824,434)
Loss per share		
Basic and diluted	**$ (0.01)**	$ 0.00
Weighted Average Shares Outstanding		
Basic and diluted	**39,312,287**	34,015,641

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Consolidated Statements of Cash Flows

Years Ended September 30	**2006**	2005
Increase (decrease) in cash and cash equivalents:		
Operating activities		
Interest received	**$ 13,883**	$ 6,117
Cash operating expenses	**(122,929)**	(77,927)
	(109,046)	(71,810)
Investing activities		
Mineral property additions	**(185,780)**	(49,740)
Exploration deposits	**(4,545)**	-
	(190,325)	(49,740)
Financing activities		
Private placement proceeds	**-**	750,000
Share issue costs	**-**	(22,489)
Exercise of stock options and warrants	**195,199**	-
Mining duties rebate	**-**	4,883
	195,199	732,394
Foreign exchange loss on cash held in foreign currency	**(4,330)**	(13,766)
Increase (decrease) in cash and cash equivalents	**(108,502)**	597,078
Cash and cash equivalents:		
Beginning of year	**634,131**	37,053
End of year	**$ 525,629**	$ 634,131

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the years ended September 30, 2006 and September 30, 2005.

Non-cash transactions:

During the year ended September 30, 2006, the Company granted stock options to officers and/or directors resulting in a non-cash charge of $28,000, (2005 – Nil), being included in general and administrative expenses. Note 7

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations in the future.

2. Summary of significant accounting policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc. NAMCOEX was incorporated by the Company during the year ended September 30, 2005 to acquire the Nevada mineral property interests detailed in Note 4.

b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and cash equivalents

Cash and cash equivalents may include bank and brokerage deposits, banker's acceptances and term deposits and treasury bills with maturities equal to or less than 90 days on the date of acquisition.

d) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, available financing, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

2. Summary of significant accounting policies (continued)

d) Mineral properties

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

e) Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. A liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at September 30, 2005 and September 30, 2006, Management has estimated that discounted clean-up obligations for future periods are not significant.

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders at the time of renouncement.

g) Foreign currency translation

The Company uses the temporal method of foreign currency translation for transactions incurred corporately in US dollars and for translating the operations of its fully integrated wholly owned US subsidiary. Pursuant to this method, monetary items are translated using the rate in effect at the financial statement date, non-monetary items are translated at the rate in effect on the transaction date and revenues and expenses are translated at the average rate in effect during the period. Gains and losses are recorded in operations for the year.

h) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

2. **Summary of significant accounting policies** (continued)

i) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

j) Stock-based compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3. Other Assets

	2006	2005
Exploration deposits	$ 7,610	$ -
Long-term portion of prepaid rent	-	6,242
Other	2,018	2,018
	$ 9,628	$ 8,260

4. Mineral properties

2006	Total	Cold Springs, Nevada	Silver Park, Nevada
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2005	$ 9,701	$ -	$ 9,701
Geological consulting	24,526	5,738	18,788
Drilling	71,386	-	71,386
Geochemical analysis	20,743	2,045	18,698
Travel	10,139	4,245	5,894
Reclassified exploration advance	(3,065)	-	(3,065)
Geophysical	27,910	27,910	-
Field	5,834	-	5,834
Mineral property write-offs	(127,236)	-	(127,236)
Cumulative exploration costs to Sept. 30, 2006	**39,938**	**39,938**	-
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2005	36,277	-	36,277
Acquisition costs incurred	25,242	25,242	-
Mineral property write-offs	(36,277)	-	(36,277)
Cumulative acquisition costs to Sept. 30, 2006	**25,242**	**25,242**	-
Total mineral properties Sept. 30, 2006	**$ 65,180**	**$ 65,180**	**$ -**

4. Mineral properties (continued)

2005	Total	Silver Park, Nevada	Other
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2004	$ -	$ -	$ -
Geological consulting	2,925	2,925	-
Field and travel	7,473	3,711	3,762
Environmental deposit	3,065	3,065	-
Mineral property write-offs	(3,762)	-	(3,762)
Cumulative exploration costs to Sept. 30, 2005	**$ 9,701**	**$ 9,701**	**$ -**
Property acquisition costs:			
Cumulative acquisition costs to Sept. 30, 2004	$ -	$ -	$ -
Costs incurred	36,277	36,277	-
Cumulative acquisition costs to Sept. 30, 2005	**$ 36,277**	**$ 36,277**	**-**
Total mineral properties September 30, 2005	**$ 45,978**	**$ 45,978**	**$ -**

Nevada, USA
Cold Springs

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase one half of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

Silver Park

During the year ended September 30, 2005 the Company's wholly owned subsidiary, NAMCOEX Inc., entered into two agreements to acquire mineral claims in the Atlanta Mining District, Lincoln County, Nevada. The first agreement, gave the Company the option to acquire 100% of three patented mining claims, subject to a 4.0% Net Smelter Royalty interest retained by the vendor, by making an initial payment of $16,000 US, (paid), and staged payments over five years aggregating $125,000 US. The second agreement gave the Company the option to acquire 100% of 30 adjoining unpatented mining claims, subject to a 3.0% Net Smelter Royalty interest retained by the vendor, by making an initial payment of $13,981 US, (paid); and staged payments over five years of $67,000 US.

The first agreement was with a non-related vendor. The second agreement was with a corporation whose president is a director of the Company. The original payment of $13,981 US for the acquisition represented the aggregate costs expended on the property by the Director's company from its acquisition date to August 5, 2005. The terms of the acquisition from the related party were approved by non-related directors.

4. Mineral properties (continued)

After compilation and interpretation of drilling results from the fiscal 2006 winter drill program, management determined that the Company would not continue to pursue exploration on this property, terminated the option agreements and wrote-off accumulated property costs. The Company has no further cash obligations related to the Silver Park property.

5. Capital Stock, Warrants and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept.30, 2004	27,998,028	$8,587,720	$183,206	-	$ -
Private placement (net of issue costs of $22,489)	10,714,286	420,511	-	10,714,286	307,000
Balance Sept. 30, 2005	38,712,314	9,008,231	183,206	10,714,286	307,000
Escrow shares cancelled	(375,000)	(87,261)	87,261	-	-
Options exercised	990,000	100,200	-	-	-
Warrants exercised	950,000	122,220	-	(950,000)	(27,221)
Stock-based compensation	-	-	28,000	-	-
Balance Sept. 30, 2006	**40,277,314**	**$9,143,390**	**$298,467**	**9,764,286**	**$279,779**

During the year ended September 30, 2006 the Company cancelled 375,000 common shares and returned them to treasury. The shares had been held in escrow pursuant to a property acquisition agreement and the requisite terms of escrow release could not be met. The average carrying cost of these shares was relieved from capital stock and reported as an increase to contributed surplus.

On March 10, 2005, the Company closed a non-brokered private placement of 10,714, 286 Units at a price of $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to purchase one common share at $0.10 per share to March 9, 2007. The warrants were assigned a value of $307,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 131%, a risk-free interest rate of 2.96%, a two year warrant life and a 0% dividend rate.

c) Stock options outstanding

Expiry Date	Number of Options 2006	Number of Options 2005	Exercise price
April 10, 2006	-	1,187,000	$ 0.10
June 11, 2006	-	650,000	$ 0.14
May 15, 2007	**275,000**	335,000	$ 0.12
March 23, 2008	**200,000**	200,000	$ 0.10
July 31, 2011	**625,000**	-	$ 0.10
Total	**1,100,000**	2,372,000	

5. Capital Stock, Warrants and Contributed Surplus (continued)

c) Stock options outstanding

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. All of the above-noted outstanding options vested on the grant date.

d) Stock option transactions

	Number of options	Weighted-average exercise Price
As at September 30, 2004	2,522,000	$ 0.11
Expired/cancelled	(150,000)	$ 0.12
As at September 30, 2005	2,372,000	$ 0.11
Exercised	(990,000)	$ 0.10
Expired/cancelled	(907,000)	$ 0.13
Granted	625,000	$ 0.10
As at September 30, 2006	1,100,000	$ 0.11

6. Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates, although it may do so in the future.

7. Stock-based compensation

Included in fiscal 2006 general and administrative expenses is stock based compensation in the amount of $28,000 (2005 - $Nil). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Number of options granted	625,000
Exercise price	$ 0.10
Expected stock price volatility	78.68%
Risk-free interest rate	4.11%
Expected option life	2 years
Expected dividend yield	-

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is November 23, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Silver Park, Nevada, USA

During the months of July and August, 2005 the Company, through its wholly-owned subsidiary NAMCOEX Inc., entered into option agreements to acquire mining claims in Lincoln County, Nevada.

The Company completed an 8 hole, 922 meter, reverse circulation drill program in December, 2005. The drill results demonstrated that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1,200 meters by 600 meters. Higher grade drilling intercepts included 1.0 gram per tonne gold over 1.52 meters and 115 grams per tonne silver over 1.52 meters. Data was compiled and interpreted by management and it was concluded that results did not warrant additional exploration. Consequently the option agreements were terminated with no further commitments to pay the vendors. The property costs that aggregate $164,000 CDN were written off during the year ended September 30, 2006.

Cold Springs, Nevada, USA

During the year ended September 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US, NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase one half of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

2) Mineral Properties (continued)

Cold Springs, Nevada

During the year ended September 30, 2006, field work commenced on the Cold Springs, Nevada mineral property. The current phase of fieldwork involved geological mapping, rock and soil sampling, and 7.5 kilometers of Controlled Source Audio-frequency Magnetotelluric, (CSAMT), surface geophysical surveying. The primary objective of the geophysical survey was to map the depth of cover over possible blind targets along the range front, identify fault zones, and locate potential areas of silicification or clay alteration in the subsurface.

Twenty-one grab, composite grab, and discontinuous chip samples of quartz vein material were collected during the field program. Gold values ranged from 0.1 grams per tonne to 69.4 grams per tonne. Silver values ranged from 5 to 1,280 grams per tonne. The results demonstrated that the quartz veins are variably mineralized with both high and low grade sections. Representative grades over the true widths of the quartz veins have not been determined due to sampling difficulties and incomplete exposure.

One hundred and thirty one soil samples were taken on the property. Soil results revealed low level silver, arsenic, and antimony anomalies occur over an area 400 meters long by 60 to 230 meters wide, roughly coinciding with the mapped distribution of quartz veining.

The CSAMT geophysical survey identified three subparallel fault or feeder structures below a resistive silica cap. These interpreted feeder structures extend several hundred meters below surface. The company intends to drill these inferred feeder structures to test for high-grade gold/silver veins. Permitting has been completed for an initial reverse circulation or combined reverse circulation and core drill program.

A budget has been prepared based on reverse circulation drilling of four holes, each to 450 meters depth for a total maximum of 1,800 meters. The early stage estimate of such a program is approximately $200,000 US, (approximately $225,000 CDN). The Company has not yet secured a drilling contractor, however it is expected that drilling could begin in January, 2007.

Other

Management has budgeted approximately $25,000 for project generation, involving visiting and assessing prospective acquisitions, primarily in Nevada.

3) Operating Results

Year ended September 30, 2006 compared to year ended September 30, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Interest	$ 13,833	$ 6,117
Mining duties rebate	-	4,883
General and administrative	(80,884)	(37,685)
Reporting to shareholders	(30,919)	(12,236)
Professional fees	(20,682)	(29,575)
Stock exchange and transfer agent fees	(10,151)	(10,660)
Foreign exchange loss	(4,330)	(13,766)
Mineral property write-down	(163,513)	(3,762)
Loss	$(296,596)	$(96,684)

Interest income has increased substantially, due to higher cash balances outstanding throughout the current year. The private placement in March, 2005 contributed $728,000, after issue costs, to the treasury during fiscal 2005, and the exercise of options and warrants contributed a further $195,000 during the current year.

Year ended September 30, 2006 compared to year ended September 30, 2005 (Continued)

The mining duties rebate that was received in the comparative period pertained to Quebec exploration in prior years. Normally this rebate would have offset related property costs, however, all such costs had been previously written-off.

The following summarizes the major expense categories comprising general and administrative expenses for the year ended September 30, 2006 and September 30, 2005:

	Year ended September 30, 2006	Year ended September 30, 2005
Administrative consulting fees	$ 13,466	$ 10,256
Stock-based compensation	28,000	-
Occupancy costs	10,326	4,808
Office, secretarial and supplies	19,625	20,023
Other	2,083	833
Insurance	7,384	1,765
Total	$ 80,884	$ 37,685

General and administrative expenses increased approximately $43,000 from the prior period. Stock-based compensation contributed $28,000 of this increase. Stock options were granted in fiscal 2006 and were valued using the Black-Scholes Option Pricing Model. There were no options granted in the comparative period. The Company commenced to pay more rent in fiscal 2006 as a result of greater office useage associated with increased overall activity. During the prior period the Company had very limited cash resources and therefore it had reduced administrative costs as much as possible. Insurance costs have increased as a result of higher rates and a premium for exploration in the United States.

The following summarizes the components of professional fees included in the statement of earnings:

	Year ended September 30, 2006	Year ended September 30, 2005
Legal and filing fees	$ 3,408	$ 12,575
Audit fees	17,274	17,000
Total	$ 20,682	$ 29,575

The relatively higher legal fees in the 2005 comparative period resulted from legal fees for title searches on Nevada mineral claims, review of filing documents and news releases related to the acquisitions, and assistance with filing necessary documents for the stock option plan.

Reporting to shareholders expense increased because of the significant increase in registered shareholders over the comparative period. In November, 2005 CDG Investments Inc. distributed significantly all of its 20% holding in the Company to CDG shareholders. The mailing and printing costs more than doubled because of this increased shareholder base.

The mineral property write-down during the current period pertained to the Silver Park, Nevada property as described above in 2) Mineral Properties.

The Company received certain of its private placement share subscription payments in US dollars and maintained this cash in US dollar deposits since all mineral property expenditures on the Nevada properties are paid in US currency. The Canadian dollar has strengthened relative to the US dollar over the past two years. As a result, US cash balances have a lower Canadian value than when they were received. The smaller average US cash balance in 2006 than 2005 resulted in a lower foreign exchange loss.

Three months ended September 30, 2006 compared to three months ended September 30, 2005
A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Interest	$ 4,480	$ 4,032
General and administrative	(46,880)	(12,370)
Professional fees	(16,339)	(17,728)
Reporting to shareholders	(26)	-
Stock exchange and transfer agent fees	(1,853)	(3,134)
Mineral property recovery (write-down)	3,065	(3,762)
Foreign exchange loss	(305)	(13,766)
Loss	$(57,858)	$(46,728)

Stock-based compensation of $28,000 in the current quarter was the greatest contributor to the $35,000 increase in general and administrative expenses. The increase in insurance of $4,000, resulted from the increased premiums in the new policy year that commenced in June, 2006.

The following summarizes the components of professional fees included in the statement of earnings:

	Three months ended September 30, 2006	Three months ended September 30, 2005
Legal and filing fees	$ 839	$ 4,728
Audit fees	15,500	13,000
Total	$ 16,339	$ 17,728

4) Liquidity and Capital Resources

The Company's working capital position at September 30, 2006 was $526,000, (September 30, 2005 - $620,000). Cash has decreased $109,000 from September 30, 2005. The Company expended $109,000 on administrative operations, (2005 - $72,000). Further, the Company expended approximately $190,000 of cash on mineral properties and exploration deposits, (2005 - $50,000).

Warrant and option exercises contributed $195,000 to the treasury in the current year, (2005 – Nil). In fiscal 2005 the Company raised $728,000, net of issue costs, through a private placement equity financing.

The Company has sufficient funds to cover administrative costs for the current year and current expected exploration and acquisition expenditures. Should the Company expand its exploration plans significantly, further equity financing will be required.

5) Financing

During the prior fiscal year, the Company received gross proceeds of $750,000 from a non-brokered private placement. Pursuant to the private placement, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds have been and are being used to investigate, acquire and explore new mineral properties and to fund working capital. Cumulative mineral property expenditures on the Nevada properties aggregated $229,000 to September 30, 2006. Warrant and option exercises from October 1, 2005 to September 30, 2006 contributed $195,000 to the treasury.

13) Related Party Transactions

The following non-arm's length transactions occurred during the year ended September 30, 2006:

i) paid or accrued $5,300 to a corporation related by virtue of common officers and directors for rent of shared office space and $8,500 for lease operating and miscellaneous administrative costs.

ii) paid or accrued $12,300 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided and $25,000 for geological consulting services provided, such fees having been capitalized to property.

iii) paid or accrued to corporations related by virtue of common officers and/or directors, $17,800 for allocated office and secretarial expenses.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued:

Refer to Note 5 to the financial statements. No shares were issued during the subsequent period from October 1, 2006 to November 23, 2006.

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. Refer to note 5 to the financial statements for details of the fiscal 2006 option transactions and year end balances. During the period from October 1, 2006 to November 23, 2006, there were no options granted, exercised or cancelled and none expired.

ii) Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. Warrants to acquire 950,000 common shares were exercised during the year ended September 30, 2006 leaving a balance of 9,764,286 warrants outstanding at year end. There were no exercises during the period from October 1, 2006 to November 23, 2006.

15) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the year ended September 30, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

16) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The private placement funds that netted $728,000 are being used to finance the acquisition of the mineral claims in Nevada, and the drilling and exploration programs on these claims, the investigation and acquisition of other mineral properties as applicable, and working capital needs.

16) Outlook (continued)

The eight-hole drill program on the Silver Park, Nevada mineral property during the current year failed to intersect any of the higher-grade zones that were identified from surface sampling. As a result the option agreements have been terminated. The Company has no further financial obligations for this property.

Management is optimistic about the potential of the newly acquired Cold Springs, Nevada mineral property. Its completed phase 1 exploration program has identified drill targets for four planned drill holes aggregating a maximum of 1,800 meters. The drill program is expected to occur this winter, with the exact month depending on drill contractor availability.

The budget for the phase 1 exploration program on Cold Springs was $54,000 US which included geophysics, geochemistry, geologist's time, field costs and anticipated claim staking, recording and maintenance costs. Actual costs incurred aggregated approximately $43,000 US.

The preliminary budget for phase 2 drilling was $110,000 US. This has been revised upward to approximately $200,000 US, ($225,000 CDN), as a result of a review of phase 1 results and expanding the number of meters to be drilled. Management has budgeted an additional $25,000 CDN. for project generation, involving visiting and assessing prospective acquisitions, primarily in Nevada.

17) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent upon investor confidence and the price of mineral resources at any point in time, among other things.

18) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

19) New Accounting Policies

No new accounting polices were adopted in the current reporting period.

20) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

21) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of September 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

22) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2006. They have not identified any changes to the company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

23) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.